December 20, 2007

Eric Ashman
Chief Financial Officer
TheStreet.com
14 Wall Street, 15th Floor
New York, NY 10005

> **Re: TheStreet.com**
> **Commission File Number: 0-25779**
> **Form 10-K: For the Fiscal Year Ended December 31, 2006**
> **Form 10-Q: For the Quarterly Period Ended September 30, 2007**

Dear Mr. Ashman:

We have reviewed your correspondence dated December 7, 2007 and have the following comments.   In these comments, we ask you to revise your 2007 financial statements and provide us additional information. If you disagree with the basis for our conclusions, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation.

Feel free to call us at the telephone number listed at the end of this letter. Please file your response to our comments via EDGAR, under the label "corresp," by January 11, 2008, and any amendments, if there is no disagreement, by January 25, 2008.

Prior Comment 9

1. Please provide us the documentation that you prepared in connection with the planning stage activities of your redesign of the TheStreet.com Web site.

Prior Comment 11

2. Please tell us (i) the date the Stockpickr website was launched, (ii) the timeframe over which the software models that you acquired were developed, (iii) how it was developed with only $50,000 of capital, (iv) the amount of costs that were incurred to develop the software models, and (v) the reason why it appears that the fair value of the software models is significantly greater than its cost. In addition, (a) provide us an evaluation of why you consider the purchase of Stockpickr to be an acquisition of a business, and not the purchase of productive assets (you may refer to guidance in EITF 98-3) and (b) provide us an evaluation of paragraph 42 of SFAS 141 as it relates to your purchase price allocation of Stockpickr.

3. Please revise your financial statements to allocate fair value to the employment agreements of James Altucher ("**Altucher**") and Daniel Kelly ("**Kelly**") and record any amount allocated as an immediate expense. In the alternative, provide us a further analysis that supports your accounting.

    As background, we note that TheStreet.com ("**TheStreet**") purchased the 50.1% of Stockpickr that it did not own from A.R. Partners ("**Partners**") and that Partners is owned 60% by Altucher and 40% by Kelly.

    Germane to our conclusion that you are required to allocate fair value to the employment agreements is the following: (i) Altucher and Kelly were the only owners of the 50.1% interest that TheStreet acquired, (ii) TheStreet entered into employment agreements with both Altucher and Kelly, and (iii) TheStreet entered into the employment agreements at the same time as its acquisition of Stockpickr (the two employment agreements and the purchase agreement were all dated as of April 25, 2007). Since these three agreements were negotiated at the same time and by the same parties, we believe that you are required to view each of the three agreements as a separate element in a multiple-element arrangement and allocate fair value to each of the agreements under a relative fair value methodology. Please note that under a relative fair value methodology you would also be required to assess the stand alone fair value of the acquired entity.

    We believe that you are required to record as an immediate expense any non-forfeitable amount paid to an employee in connection with the execution of an employment agreement because the amount does not meet the definition of an asset under paragraph 25 of CON 6. It does not meet the definition of an asset due to the enforceability of underlying terms as employees have the ability to leave.

    Accordingly, please revise your financial statements to allocate fair value to the employment agreements of Altucher and Kelly and record any amount allocated as an immediate expense.

4. Please provide us a detailed analysis of whether the April 25, 2007 employment agreements were at or above fair value. In other words, examine whether you would be able to hire a president and a vice president of operations and content management of Stockpickr under terms no more favorable than those under these employment agreements. We note, for instance, that these employment agreements (i) do not contain incentive compensation tied to the performance of Stockpickr, (ii) do not contain cash bonus compensation similar to that contained in other employment agreements that TheStreet has entered, and (iii) contain stock options that are not commensurate with the equity stake that was held by Altucher and Kelly in their prior positions. To compensate for these numerated items, we believe that you would be required to offer significant upfront stock and cash compensation to attract qualified individuals to sign employment agreements

similar to the April 25, 2007 employment agreements. The distinguished work experience of Altucher, as noted below, appears to indicate that he (or a person with similar experience) would command a significant signing bonus to compensate for the lack of incentive based compensation:

> James Altucher is … a managing partner at Formula Capital, an alternative asset management firm that runs a fund of hedge funds. He also is a weekly columnist for The Financial Times and the author of the books Trade Like a Hedge Fund, Trade Like Warren Buffett and SuperCa$h. Previously, Altucher was a managing partner at technology venture capital firm 212 Ventures and was CEO and founder of Vaultus and Reset Inc. He holds a bachelor's degree from Cornell and was a doctoral candidate at Carnegie Mellon University. He is also a nationally ranked chess master.

Accordingly, please provide us a comprehensive analysis that demonstrates that these employment agreements were at or above fair value, or revise your financial statements.

Prior Comment 14

5. Please revise your financial statements to allocate fair value to the employment agreements of Gregg Alwine ("**Alwine**") and David Barnett ("**Barnett**") and record any amount allocated as an immediate expense. In the alternative, provide us a further analysis that supports your accounting.

As background, we note that TheStreet purchased 100% of Corsis Technology Group II, LLC ("**Corsis**") from Alwine and Barnett.

Germane to our conclusion that you are required to allocate fair value to the employment agreements is the following: (i) Alwine and Barnett were the only owners of the 100% interest that TheStreet acquired, (ii) TheStreet entered into employment agreements with both Alwine and Barnett, and (iii) TheStreet entered into the employment agreements at the same time as its acquisition of Corsis (the two employment agreements and the purchase agreement were all dated as of August 2, 2007). Since these three agreements were negotiated at the same time and by the same parties, we believe that you are required to view each of the three agreements as a separate element in a multiple-element arrangement and allocate fair value to each of the agreements under a relative fair value methodology. Please note that under a relative fair value methodology you would also be required to assess the stand alone fair value of the acquired entity.

We believe that you are required to record as an immediate expense any non-forfeitable amount paid to an employee in connection with the execution of an employment agreement because the amount does not meet the definition of an asset under paragraph 25 of CON 6. It does not meet the definition of an asset due to the enforceability of underlying terms as employees have the ability to leave.

Accordingly, please revise your financial statements to allocate fair value to the employment agreements of Alwine and Barnett and record any amount allocated as an immediate expense.

6. Please provide us a detailed analysis of whether the August 2, 2007 employment agreements were at or above fair value. In other words, examine whether you would be able to hire co-presidents of Corsis under terms no more favorable than those under these employment agreements. We note, for instance, that these employment agreements (i) do not contain incentive compensation tied to the performance of Corsis, (ii) do not contain cash bonus compensation similar to that contained in other employment agreements that TheStreet has entered, and (iii) do not contain equity based compensation similar to that contained in other employment agreements that TheStreet has entered. To compensate for these numerated items, we believe that you would be required to offer significant upfront stock and cash compensation to attract qualified individuals to sign employment agreements similar to the August 2, 2007 employment agreements. The experience of Barnett as founder of Corsis appears to indicate that he (or a person with similar experience) would command a significant signing bonus to compensate for the lack of incentive based compensation. Similarly, the distinguished experience of Alwine, as noted below, appears to indicate that he would command a significant signing bonus to compensate for the lack of incentive based compensation:

> Gregg has been on the Advisory Board of Corsis since 1998 and joined the company full time as CEO in early 2001.
>
> Gregg brings to Corsis an exceptionally strong track record in the management and growth of marketing and technology service businesses. Prior to Corsis, Gregg served as Executive Vice President and CTO of Aspen Marketing (#4 promotion agency in the country by PROMO Magazine in 2000), directing the agency's technology services, business development and agency acquisition efforts.
>
> Gregg is also a successful entrepreneur. As an owner of B-12 Promotions, one of the nations top promotion agencies and a 1999 PROMO Magazine "Hot Shop," Gregg extended B-12's capabilities while stabilizing and expanding the agency's service offerings and client base. Earlier, Gregg served as Vice President of Integrated Media Promotions at Marden-Kane, Inc., a leading promotional marketing agency, providing integrated technology and marketing solutions to over 200 of the Fortune 500 list.

Gregg is an accomplished marketing professional and technology architect. He is remarkably skilled at channeling technology solutions into comprehensive, sales-generating marketing vehicles.

Accordingly, please provide us a comprehensive analysis that demonstrates that these employment agreements were at or above fair value, or revise your financial statements.

7. Please describe to us the factors that contributed to a purchase price that resulted in goodwill for the Corsis acquisition and provide the disclosure required by paragraph 51(b) of SFAS 141 in future filings.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact me at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief